						Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	39-Week Period Ending	Fiscal Year
(dollars in thousands)	Mar. 29, 2014	June 29, 2013	June 30, 2012	July 2, 2011	July 3, 2010 (2)	June 27, 2009

Earnings before income taxes	$1,075,091	$1,547,455	$1,784,002	$1,827,454	$1,849,589	$1,770,834
Add: Fixed charges	109,958	153,840	154,965	151,990	155,644	140,772
Subtract: Capitalized interest	742	4,242	20,816	13,887	9,997	3,531
Total	$1,184,307	$1,697,053	$1,918,151	$1,965,557	$1,995,236	$1,908,075

Fixed Charges:
Interest expense	$92,536	$128,495	$113,396	$118,267	$125,477	$116,322
Capitalized interest	742	4,242	20,816	13,887	9,997	3,531
Rent expense interest factor	16,680	21,103	20,753	19,836	20,170	20,919
Total	$109,958	$153,840	$154,965	$151,990	$155,644	$140,772

Ratio of earnings to fixed charges (1)	10.8	11.0	12.4	12.9	12.8	13.6

(1) For the purpose of calculating this ratio, “earnings” consist of earnings before income taxes and fixed charges (exclusive of interest capitalized).  “Fixed charges” consist of interest expense, capitalized interest and the estimated interest portion of rents.

(2) The fiscal year ended July 3, 2010 was a 53-week year.